

07000993

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UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D. C. 20549

UAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2007

SEC FILE NUMBER 8-52699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (mm/dd/yy) AND ENDING 12/31/06 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Employee Benefits Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3161 St. Johns Bluff Road South, Suite 4
(No. and Street)

Jacksonville (City) FL (State) 32246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Troncoso 904-928-3550
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Sellers, Colette Corliss- C.P.A. For Firm: Colette M. Corliss, C.P.A., P.A.
(Name – *of individual, state, last, first, middle name)*

1903 North Third Street (Address) Jacksonville Beach, (City) FL (State) 32250 (Zip Code)

CHECK ONE:
- ☐ Certified Public Assistant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ____Arthur Troncoso____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Employee Benefits Investment Group, Inc.__________________________________, as of __December 31, __2006_________ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

______President____________________

Title

TANYA M. CALZONE
MY COMMISSION # DD317158
EXPIRES: May 06, 2008
1-800-3-NOTARY FL Notary Discount Assoc. Co.

Notary Public

This report ** contains (Check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- ☑ (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirement s Pursuant to Rule 15c3-3
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An Oath of Affirmation
- N/A (m) A copy of the SIPC Supplemental Report
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ Report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

CONTENTS

Colette M. Corliss, CPA, P.A.
Certified Public Accountant

CMC Colette M. Corliss, CPA, P.A.

1903 North Third Street
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Director
Employee Benefits Investment Group, Inc.
Jacksonville, Florida

I have audited the balance sheet of Employee Benefits Investment Group, Inc. (the Company) as of December 31, 2006, and the related statements of income, cash flows and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Benefits Investment Group, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not required for the Company) is presented for purposes on additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 22, 2007

Employee Benefits Investment Group, Inc.

Balance Sheet
December 31, 2006

	2006
ASSETS	
Current Assets	
Cash in bank	$31,072
Accounts receivable	10,697
Total Current Assets	41,769
Fixed Assets	
Furniture and equipment	9,670
Accumulated depreciation	(7,262)
Total fixed assets	2,408
Total Assets	$44,177
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilitiies	
Payroll taxes payable	$1,143
Commissions and other payables	8,357
Total current liabilities	9,500
Shareholders Equity	
Common stock, no par value 10,000 shares authorized, 7,520 shares issued and outstanding	
Additional paid in capital	51,195
Retained Earnings	(16,518)
Total Shareholders' Equity	34,677
Total Liabilities and Shareholders' Equity	$44,177

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement of Income and Retained Earnings
For the Year Ended December 31, 2006

	2006
Income	
Commissions and fees	$ 227,312
Cost of sales: Comission expense	138,885
Gross profit	88,427
Expenses	
Salaries and payroll taxes - officer and staff	24,680
Advertising	129
Continuing education	1,099
Contributions and gifts	734
Depreciation	812
Dues & subscriptions	425
Equipment lease	1,574
Insurance	4,275
Audit and accounting	4,425
Licenses	1,029
Meals and travel	3,300
Outside services	1,131
Postage and mailing	11,549
Printing	2,526
Repairs and maintenance	206
Regulatory fees	4,431
Rent - office	6,978
Software license & usage	8,600
Supplies and office expense	3,120
Telephone and communications	5,345
Total operating expenses	86,368
Operating Results	2,059
Gain or (loss)on sale of assets	(52)
Net Earnings	$ 2,007
Retained Earnings - Beginning of Year	$ (14,179)
Distribution to shareholder	(4,346)
Retained Earnings - End of Year	$ (16,518)

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement Of Cash Flows
For the Year Ended December 31, 2006

	2006
Cash Flows from Operating Activities	
Net income	$2,007
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,219
Loss on sale of asset	52
(Increase) decrease in accounts receivable	1,516
(Decrease) increase in accounts payable	(4,263)
Net cash provided (used) by operating activities	531
Cash Flows from Investing Activities	
Purchases of equipment	(663)
Net cash provided (used) by investing activities	(663)
Cash Flows from Financing Activities:	
Distribution to shareholder	(4,346)
Net cash provided (used) by financing activities	(4,346)
Increase in cash	(4,478)
Cash and cash equivalents at beginning of year	35,550
Cash and cash equivalents at end of year	$31,072
Supplemental Disclosure Of Cash Payments Made For:	
Interest paid	$ -

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2006

	Common Stock		Additional Paid-in	Retained	Shareholders'
	# Shares	Amount	Capital	Earnings	equity
Balances at January 1, 2006, No par value	7,520	$ -	$ 51,195	$ (14,179)	$ 37,016
		-			-
Net income				2,007	2,007
Purchases of common shares			-		-
Sub total			51,195	(12,172)	39,023
Distribution to shareholder				(4,346)	(4,346)
Balance at December 31, 2006	7,520	$ -	$ 51,195	$ (16,518)	$ 34,677

See accompanying notes and independent auditor's report.

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.
Notes to Financial Statements
December 31, 2006

Note 1 – Organization and Nature of Business

Employee Benefits Investment Group, Inc. (EBIG) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of the State of Florida in on April 20, 2000 and is licensed to do business in Florida and eighteen other states. EBIG's customer base mainly is comprised of civil service and military personnel. The company does not carry security accounts for customers or perform custodial functions relating to customer securities at this time.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The computation of net capital was prepared using allowable assets and aggregate indebtedness concepts as prescribed by the Securities and Exchange Commission Uniform Net Capital rule.

Concentrations of Credit Risk

Concentrations of risk with respect to sales income were moderately low in 2006. The Company's customer base during the year and the customers' dispersion across stable industries lessened the risk. Employee Benefits Investment Group, Inc. receives payment from large established mutual fund firms and credit worthy insurance companies within fifteen days after customer contracts are executed. Therefore, outstanding receivables were settled during the following month.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

Property and Equipment

Property and equipment items are stated at the lower of cost or fair value on the date usage began. Expenditures for maintenance and repairs are charged to expense as incurred. Improvements that extend the useful life of property and equipment are capitalized. Depreciation is computed using straight-line methods over useful lives of five years for furniture, fixtures, and equipment.

Income Taxes

Employee Benefits Investment Group, Inc. is a Sub-chapter S corporation; therefore there is no provision for income taxes. Income is passed through to the shareholder and taxes are paid at the appropriate individual taxpayer rates.

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.
Notes to Financial Statements
December 31, 2006

Note 2 – (continued)

Statement of Cash Flows

For purposes of the Statement of Cash flows, the Company has defined cash equivalents as highly liquid investments, with original matures of less than ninety days, that are not held for sale in the ordinary course of business.

Note 3 – Commissions Receivable/Payable

Amounts receivable for commissions to EBIG and commissions payable to EGIB representatives at December 31, 2006, consist of the following:

	Receivable	Payable
Fees and commissions	$10,697	$9,500

Note 4 - *Schedule of Fixed Assets and Accumulated Depreciation*

Property and equipment are summarized by major classifications as follows:

	2006
Furniture and equipment	$6,591
Office equipment	3,079
Total property and equipment	9,670
Less accumulated depreciation	(7,262)
	$2,408

Note 5 - *Leasing Arrangements*

The Company conducts its operations from leased facilities for a term of one year, ending on November 30, 2007. The annual base amount of rent is $14,059 and there is an option to renew with no escalation clause.

The Company has leased a copier for a term of 36 months, beginning on November 1, 2004. The monthly payment is $110 per month.

Lease payments are scheduled as follows:

Year Ended December 31:

2007	$13,987
2008	0
2009	0
2010	0
Total	$16,627

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.
Notes to Financial Statements
December 31, 2006

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness (AI) to net capital, both as defined, shall not exceed fifteen to one during the second year and each succeeding year in business. The Company's AI ratio to net capital was .35 to 1.00, or $26,833 in excess of that requirement. At December 31, 2006, the Company had net capital of $27,466, which was $22,466 in excess of the required net capital of $5,000.

Note 7 – Reconciliation of Net Capital to the FOCUS report

A reconciliation of the computation of Net Capital under Rule 15c3-3 between the audited financial statements and the required and submitted fourth quarter unaudited FOCUS report was performed. The audited computation was $193 more than the unaudited computation on the FOCUS, mainly due to the estimated accrued expenses that were paid in January 2006. The audited computation is presented in the supplementary information in Schedule I.

Note 8 – Exemption from rule 15c3-3

As explained in the independent auditor's report on Internal Control, the Company is claiming an Exemption from SEC Rule 15c3-3. Therefore, the schedules usually required with the audit report have not been included (i.e.: Schedules II & III), as they are not applicable to the Company's operations. Schedule IV has been omitted because the Company does not trade on any Commodity Exchanges.

Employee Benefits Investment Group, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as of December 31, 2006

		2006
Total shareholders' equity		$34,677
Deduct shareholders' equity not allowable for net capital		(3,605)
Total shareholders' equity qualified for net capital		31,072
Deductions for nonallowable assets:		
Furniture and equipment	2,408	
Accounts receivable not offset	1,197	
Other assets	0	
		3,606
Net Capital		$27,466
Aggregate indebtedness (AI)		
Current liabilities		9,500
Total aggregate indebtedness		$9,500
Computation of basic net capital requirement		
Minimum net capital required (=AI /15) :		
Company		$633
Excess net capital at 1,500% of AI		$26,833
Ratio: Aggregate indebtedness to net capital		0.35 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$27,273
Audit adjustment to record accounts receivable - to extent of commissions payable		9,500
Audit adjustment to record accrued commissions payable		(9,500)
Net capital computed above		$27,466

See accompanying notes and independent auditor's report.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

As of December 31, 2006

 Colette M. Corliss, CPA, P.A.

1903 North Third Street
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Directors
Employee Benefits Investment Group, Inc.
Jacksonville, Florida

In planning and performing my audit of the financial statements of Employee Benefits Investment Group, Inc. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additions objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 22, 2007

END